Contact

www.linkedin.com/in/athena-z-peters (LinkedIn)

Top Skills

Writing
Team Management
Game Design

Certifications

Scrum Product Owner Certified (SPOC)

Athena Peters

3X Founder & CEO| Rainbow Unicorn Games, PBC| Serving the Underserved| Startup| AAA & Mobile Games
Arlington, Massachusetts, United States

Summary

A formidable creative leader with over 20 years in the gaming industry working with many of the hottest titles on the market and for the most profitable studios. Committed to building inclusive and dynamic teams that deliver profitable and unique products into a crowded sector.

Specialties: Experience launching and supporting multiple online games and entertainment businesses,
Team Management
Business Management
Casual gamer perspective
Cross-Media storytelling
High Value IP management including: Dungeons & Dragons, Lord of the Rings, Batman, and Game of Thrones

Experience

Rainbow Unicorn Games
Co-Founder and Chief Executive Officer
October 2022 - Present (1 year 7 months)
United States

Working on a pre-seed start up game studio to transform the industry. We are building a diverse team of developers to tell the stories of those who have been underserved by our industry but are the majority of the market potential. We will be doing this through a company structure that gives ownership and power directly to employees and fosters a transparent and healthy community. Want to take part in our revolution? Reach out!

Mobile Game Doctor
Project and Product Management Consultant
March 2021 - Present (3 years 2 months)

Assisting our clients in improving their mobile games by analyzing and implementing improvements in team communication, organization, structure

and feature development processes. I have experience leading teams of 10-150 from indie start-up projects to AAA high value IP projects and can leverage my experience to growing and/ or getting your project back on track.

Incantix Productions
Co-founder and CEO
January 2016 - Present (8 years 4 months)
Greater Boston Area

Incantrix Productions hosts immersive experiences bringing strangers together to meet complex characters and work through intricate stories.
• Developed and executed the mission and business plan for Incantrix Productions
• Hosted 12 live-action immersive events for up to 150 attendees
• Managed dozens of team mates in a rotating cast of actors, creative, and production volunteers
• Created unique worlds and story arcs for players of various backgrounds to enjoy and explore
• Took key learnings from every event to improve each subsequent one
• Gave back to the community at events by donating funds and auction proceeds to underprivileged and marginalized groups

Northeastern University
Adjunct Professor
September 2018 - August 2021 (3 years)
Boston, Massachusetts, United States

Working with the College of Art, Media and Design I teach "Foundations of Game Design" to students majoring in Games Design and Computer Science. This class is a core requirement for all Game Design majors. (cont.)

• Educate 20 students per class (2 classes per semester) the foundational concepts required for designing games including:
o Conceptualizing, prototyping, developing and testing a game
o Mastering a broad array of methods to explore and refine game design ideas
o Learning the relationship between game design and interaction design, as well as other design disciplines and how they can inform the game design activity
o Understanding the role of the designer in the production of a game, from concept development to testing, with focus on decision making, responsibilities, group-and-schedule management, and creativity

o Understanding the relationship between design choices and player experiences as a central element for making innovative and engaging computer games

o Evaluating game concepts through playtesting and usability methods

• Create and guide students through classroom activities including hands-on gameplay and design exercises

• Deliver engaging classroom sessions in-person or virtually depending on the state-wide pandemic guidance

Parthenon Entertainment Inc DBA Adventure Pub
President and Founder
March 2018 - March 2021 (3 years 1 month)
Arlington, MA

Founded a company designed to bring people together through gaming and immersion.

Adventure Pub was a full-service restaurant located in Arlington, MA. Our main goal was to pay employees a living wage with full benefits while executing on our dream of bringing people together over table- top and video games.

• Developed and implemented the vision and business plan for the restaurant

• Led all strategic and tactical aspects of restaurant management including overhead, staffing, marketing, purchasing, logistics, and administration

• Managed both expected and unexpected business blockers

• Innovated and pivoted countless times during the SARS-CoV-2 pandemic to ensure business continuity and viability

• Managed and motivated a staff of 25 people under unprecedented circumstances

WB Games Boston
7 years 2 months

Executive Producer
November 2014 - April 2018 (3 years 6 months)
Greater Boston Area

I managed development teams releasing three titles during my tenure.

• Launched the business' first mobile title, "Batman Arkham Underworld"

• "Produced Lord of the Rings Online" and "Dungeons and Dragons Online"

• Collaborated with key stakeholders to make key decisions around the relationship between cost, scope, and quality of product

• Managed teams varying in size from 10-100 developers

• Took a unique roadmap approach by conducting an anonymous brainstorming exercise allowing anyone on the team to contribute to game

features and enhancement ideas which were then analyzed for ROI and player desire
• Led teams from the ground up - by having everyone's voice heard in game direction, the teams had buy-in and motivation
• Guided two failing over budget projects to profit in a year from microtransactions and subscriptions
• Took key learnings from each launch to the next project
• Built a strong tie to the game community through instructing staff to read and respond to customers in online forums and discovering through live game-play what customers needed

Franchise Director- Senior Producer
March 2014 - April 2018 (4 years 2 months)
Needham, MA

P&L Owner and Team Manager for Dungeons and Dragons Online

Producer/ Project Manager
March 2011 - April 2018 (7 years 2 months)
- Coordinate Dungeons & Dragons Online (DDO) project teams including Operations, Customer Service, Marketing, Development, etc to deliver regular monthly to quarterly updates to the live product.
- Lead weekly tactical cross-departmental meetings to address project schedules concerns and live issues and tracks action items coming out of those meetings to assure resolution in a timely manner
- Own, maintain and publish high quality project documentation in weekly e-mail reports reports, executive meeting power point updates and post mortem papers and tracking after every major release
- Created and documented new post mortem flow and tracking documentation and structure using Hansoft for tracking of action items. Lead post mortem meetings creating a new system that focuses on solutions to prevent issues in the next release and not blame gathering.
- Created and documented Beta scheduling and planning for the first DDO expansion pack, Menace of the Underdark
- Planned meetings and tracked actions for convention planning for PAX and GamesCom
- Proactively identify potential problems and implement creative solutions to eliminate roadblocks or other project delays and drive issues to resolution
- Coordinate with other project managers to eliminate resource conflicts and plan for multiple project releases over the 2011 and 2012 calendar years with regular updates and coordination for any needed changes to strategic planning

Disruptor Beam LLC
Producer
November 2010 - March 2011 (5 months)

-Handled Partner communications from setting meetings to determining and managing deliverables and expectations.

-Implemented Hansoft project tracking software as company project and bug tracking

-Managed the day to day operations, project management and planning for six products in various states of development with a virtual team.

-Created Project Process to standardize development process and deliverables from Design through to Launch and Support

-Managd Quality Assurance Operations and all testing for projects

-Created the Deployment Process used for all updates to make their way from Development to the Live Service. Implemented use of a Staging Server and smoke test system to improve deployment quality control.

-Managed weekly team meetings to review the past weeks work across products and the upcoming week's deliverables and priorities.

Realtime Worlds
1 year 4 months

Live Producer
May 2009 - August 2010 (1 year 4 months)

Assisted in creation and maintenance of Beta Plan and Goals for APB

Planed focus tests for Beta play sessions and ensure they are executed and results are fed back to the team

Created Weekly and Monthly Updates on the APB Beta to team and Executives

Acted as Liaison between Marketing, Legal, 3rd party vendors, Community, Operations, Customer Service and the Development teams

Managed the ratings submissions for the product with ESRB, USK and PEGI

Designed and Managed of the Product Matrix and subsequent Account and key Management systems

Assisted in running and creating demos of APB

Advise in decision making for the Live product such as emergency shutdowns, escalations, deployments, updates and Beta management

Assisted in creating company policy and plans around Deployment, Escalation and acceptable Employee Behavior on Live service

Created and maintained a Legal Checklist to ensure all contractual obligations to 3rd party vendors were met at all levels of development from beta testing, to box creation to launch commitments.

Trained Associate Producers on reporting, deployment processes and product matrix management

Managed weekly meetings to Review issues and suggestion coming in from the community and internal departments to be evaluated and troubleshoot by Development.

Assistant Live Producer
May 2009 - April 2010 (1 year)

Baron's Men, Austin
Production Director
December 2008 - May 2009 (6 months)

Directed The Tempest in Spring of 2009

Stray Bullet Games
Junior Content Designer
August 2007 - March 2009 (1 year 8 months)

Designed and wrote content for an Unannounced MMO project

Designed NPCs, zones, dungeons, mobs, quests and storylines

Scripted and wired quests, NPCs and mobs using HeroEngine

Wrote Spec Creation document for teaching purposes within the development team

Designed and wrote documentation for Bestiary and City Creation

Worked with artists, world builders and programmers to bring designs into concept for and into the game world.

Acted as Scrum Master for Team meeting

Consulted on QA and CS needs on all system designs for the Game Design Document

NCsoft
3 years 6 months

Quality Assurance Lead
May 2005 - July 2007 (2 years 3 months)

· Launched three products in one year (Guild Wars Factions, Guild Wars Nightfall and Dungeon Runners)

· Lead the testing teams of Lineage II, Dungeon Runners and Guild Wars (Prophecies, Factions and Nightfall)

· Assisted in writing back story and quests for Dungeon Runners

· Met with developers on the status of testing and feature scheduling

· Created test plans and documentation

· Managed personnel issues with a team of 4-8 testers
· Hired and trained new testers and Senior testers on the procedures and processes of quality assurance
· Managed Test Track Pro database for Dungeon Runners· Served as beta and live QA Community Liaison between players and the QA team, assessing and investigating bugs reported by players.
· Kept an up to date list of Known Issues for the benefit of the IEnergizer team Customer Service team, and players
· Coordinated outsourced QA team (IEnergizer) to streamline testing

Quality Assurance Community Coordinator
April 2004 - May 2005 (1 year 2 months)

Quality Assurance Tester
February 2004 - April 2004 (3 months)

Wolfpack Studios
9 months

Community Relations
May 2003 - November 2003 (7 months)

Met with developers on the status of testing and feature scheduling

Created test plans and documentation

Managed personnel issues with a team of 4-8 testers

Hired and trained new testers and Senior testers on the procedures and processes of quality assurance

Managed Test Track Pro database for Dungeon Runners

Served as beta and live QA Community Liaison between players and the QA team, assessing and investigating bugs reported by players.

Kept an up to date list of Known Issues for the benefit of the IEnergizer team Customer Service team, and players

Coordinated outsourced QA team (IEnergizer) to streamline testing; Member of the Live Team for the MMORPG Shadowbane

Served as liaison between the developers and the player community

Tracked and verified in-game bugs reported by players

Sent daily report to development team on important issues discussed on forums

Addressed player issues and questions on forums

Acted as knowledge expert in the planning and execution of live game events, including lore, back-story, and acting.

Functioned as play writer, assistant director, and actor on the Event Team

Activities

Feature Character- Live Event Team
March 2003 - August 2003 (6 months)

Education

Texas State University
BFA, Theatre- Directing

University of Oklahoma
Theatre · (1997 - 1999)

Austin Community College

Texas State University
Bachelor of Fine Arts - BFA, Drama/Theatre Arts and Stagecraft